Exhibit 99.7

Press Release

Statement by the Board of Directors of Transmode in relation to Infinera’s public offer

Stockholm, Sweden – 9 April 2015 – The Board of Directors of Transmode has resolved to unanimously recommend the shareholders of Transmode to accept the public offer from Infinera

Background

This statement is made by the Board of Directors (the “Board”) of Transmode AB (publ) (“Transmode” or the “Company”) pursuant to section II.19 of the rules concerning takeover bids on the stock market adopted by Nasdaq Stockholm (the “Takeover Rules”). Since Pod Investment AB (“Pod”) has entered into an undertaking to tender its shares in Transmode in the Offer (as defined below), the Board members Tom Nyman, Chairman of the Board of Transmode and Director of Pod, and Axel Roos, Director of the Board of Transmode and CEO and Director of Pod, have, due to conflict of interest, not participated in the Board of Directors’ handling of, or decisions relating to, the Offer, including this statement. The remaining Board members in Transmode are independent of Infinera Corporation (“Infinera”).

Infinera, a company incorporated in the State of Delaware, United States, and whose shares are listed on the NASDAQ Global Select Market in the United States, has today, through a press release, announced a public offer to the shareholders of Transmode to transfer all of their shares in Transmode to Infinera for a consideration consisting of a mixture of cash and new shares of common stock in Infinera (the “Offer”). Infinera is offering each Transmode shareholder:

•	in respect of approximately 72.48 percent of the Transmode shares tendered by such shareholder: approximately 0.6492 Infinera shares per Transmode share; and

•	in respect of the remaining approximately 27.52 percent of the Transmode shares tendered by such shareholder: SEK 109.00 in cash per Transmode share[1].

Based on Infinera’s closing share price of USD 19.432 as of 8 April 2015, the Offer values each Transmode share at SEK 109.00, and the total value of the Offer is approximately SEK 3,020 million3. The Offer represents a premium of:

•	approximately 46 percent compared to the six month volume-weighted average share price of SEK 74.80 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer;

[1]	If Transmode pays dividends, including the dividend of SEK 1.95 per share as proposed by the Transmode Board of Directors on 5 February 2015, or makes any other distributions to shareholders, for which the record date occurs prior to the settlement of the Offer, the Offer consideration will be reduced accordingly. Assuming a dividend distribution of SEK 1.95 per share, Infinera would be offering: in respect of approximately 73.80 percent of the Transmode shares tendered by such shareholder: approximately 0.6376 Infinera shares per Transmode share, equivalent to a value of approximately SEK 107.05 per Transmode share; and in respect of the remaining approximately 26.20 percent of the Transmode shares tendered by such shareholder: SEK 107.05 in cash per Transmode share.
[2]	Corresponding to SEK 167.90, based on a SEK/USD mid exchange rate published by the Swedish Central Bank (Sw. Riksbanken) on 8 April 2015.
[3]	Based on 27,709,236 outstanding shares in Transmode (i.e. excluding 79,440 own shares held in treasury by Transmode).

•	approximately 32 percent compared to the three month volume-weighted average share price of SEK 82.75 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer;

•	approximately 20 percent compared to the one month volume-weighted average share price of SEK 90.58 for the Transmode share on Nasdaq Stockholm, up to and including 8 April 2015, the last trading day prior to announcement of the Offer; and

•	approximately 13 percent compared to the closing share price of SEK 96.50 for the Transmode share on Nasdaq Stockholm on 8 April 2015, the last trading day prior to announcement of the Offer.

The acceptance period for the Offer is expected to run from and including 26 June 2015 to and including 17 July 2015. The Offer is conditional upon, inter alia, that it is accepted to the extent that Infinera becomes the owner of more than 90 percent of the total number of shares in Transmode, that Infinera’s Registration Statement on Form S-4 in the United States, which will register the offer and issuance of the new Infinera shares, becomes effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the Securities and Exchange Commission and that the new Infinera shares to be issued under the Offer are approved for listing on NASDAQ Global Select Market. The Offer is not conditional upon financing. For further details, please refer to Infinera’s Offer announcement.

In Infinera’s Offer announcement, it is stated that Infinera has initiated discussions with Nasdaq Stockholm and is evaluating whether to apply for a secondary listing on Nasdaq Stockholm, in addition to its current listing on the NASDAQ Global Select Market in the United States.

The Board has, at the written request of Infinera, permitted Infinera to carry out a limited confirmatory due diligence review of certain business, financial and legal information relating to Transmode in connection with the preparation of the Offer. In connection with such due diligence investigation, Infinera has received information regarding some of Transmode’s financial results for the first quarter of 2015, a summary of which will be published by Transmode today in a separate press release. Besides the above, Infinera has not received any information which has not been previously disclosed and which could reasonably be expected to affect the price of the shares in Transmode in connection with its due diligence investigation. Transmode has also, with the assistance of PwC and Hannes Snellman, performed a limited due diligence review of certain business, financial and legal information relating to Infinera.

Pod, the largest shareholder in Transmode who holds approximately 33 percent of the shares in Transmode, has entered into an undertaking with Infinera to accept the Offer, subject to certain conditions, as further described in Infinera’s Offer announcement. Pod has also agreed not to dispose of the Infinera shares received as consideration for the Transmode shares tendered in the Offer during a certain period (the “Holding Period”). The Holding Period will commence upon settlement of the Offer and will continue until all of the Infinera shares received have been released from the holding restrictions pursuant to the following. One-fifth (1/5) of the shares shall be released from the holding restrictions on the forty-fifth day after settlement of the Offer. One-fifth (1/5) of the shares shall be released from the holding restrictions each month thereafter on the same day of the month as the day of the settlement of the Offer.

The Board’s recommendation

The Board’s opinion of the Offer is based on a joint assessment of a number of factors that the Board has considered relevant in relation to the evaluation of the Offer. These factors include, but are not limited to, Transmode’s present position, the expected future development of the Company and thereto related possibilities and risks.

In the Board’s opinion, Transmode has a well defined and viable strategy going forward, however the Board views a combination of Transmode and Infinera as positive and believes it to be strategically merited, and the share consideration allows the Company’s shareholders to take part of the combined accelerated growth story and combination benefits.

The combination of Infinera and Transmode would create one of the leading global vendors of end-to-end optical transport solutions, spanning Longhaul and Metro applications. The combined worldwide sales operations will increase market coverage and open a larger part of the growing optical networking market fuelling new growth opportunities. Furthermore a broader and enhanced product portfolio can be developed combining expertise from the Company and Infinera in OTN, Ethernet and optical technologies. The combined Infinera and Transmode operations will together be well positioned to face challenges associated with growing in the networking equipment industry, including the requirement to invest in new markets and products.

The Board believes there are a number of strategic benefits to Transmode from combining its operations with Infinera:

•	Differentiated and comprehensive product portfolio with Transmode Metro aggregation and access products, combined with Infinera long-haul products

•	World class R&D and engineering organization with complementary strengths to develop market leading solutions. The companies’ similar engineering culture will create a strong platform for successful integration

•	Complementary geographical footprint with Transmode strengths in Europe and Infinera strengths in North America

•	Cross-selling opportunities to complementary customer-bases

•	Addressing a larger portion of the optical networking market and engineer better products with fast time-to-market

Since the initial public offering of Transmode, the Transmode shareholder base has been concentrated and the liquidity of Transmode’s share has been limited. During the last twelve months up to and including 8 April 2015, 25 percent of the outstanding shares of the Company have been traded. The Board views the relatively higher liquidity in the Infinera share as positive for the shareholders of Transmode.

The Board has had discussions with other industrial companies, but the combination with Infinera is in the view of the Board the best current option.

In its evaluation of the Offer, the Board also takes into account that Transmode’s largest shareholder, Pod, representing approximately 33 percent of the shares, has expressed its support for the Offer by signing an undertaking to accept the Offer and entering into a lock-up agreement. Furthermore, the Board notes that Thomas J. Fallon, CEO of Infinera, and David F. Welch, Co-Founder of Infinera, have, subject to certain exemptions, entered into similar lock-up restrictions on their shares in Infinera.

Furthermore, the Board has obtained a fairness opinion from Lenner & Partners regarding the Offer which was delivered to the Board on 9 April 2015. Lenner & Partners’ opinion, which is set forth in an appendix to this press release, is that the Offer is fair from a financial point of view for the shareholders in Transmode, Appendix 1.

Under the Takeover Rules, the Board shall also, based on what Infinera has expressed in its announcement of the Offer, present its views on the impact the completion of the Offer will have on Transmode, especially employment, and its views on Infinera’s strategic plans for Transmode and the impact these could be expected to have on employment and on Transmode’s business locations. The Board notes that Infinera in its offer announcement states that Infinera recognizes the skills and capabilities of Transmode’s management and employees and wishes to maintain an excellent relationship with them. It is further stated that for the near-term, Infinera does not intend to make any material changes to Transmode’s employees or to Transmode’s existing organization and operations, including the terms of employment and locations of the business. Each company’s engineering structure is anticipated to remain substantively intact and Infinera intends to have Transmode’s current CEO lead the Metro Aggregation business operations of the combined company. Infinera states that for the long-term, the optimal structures of each function will be determined during the period following the completion of the Offer and the creation of the combined company, after an assessment of the combined company’s optimal structure and staffing. The Board has no reason to question these statements regarding employment, Infinera’s strategic plans for Transmode and the impact these could be expected to have on employment and on Transmode’s business locations.

Based on the above, the Board of Directors unanimously recommends Transmode’s shareholders to accept Infinera’s Offer.

As part of the Board’s evaluation of the Offer, the Board has engaged Lazard as financial advisors and Hannes Snellman as legal advisors.

This statement shall in all respects be governed by and construed in accordance with Swedish law. Disputes arising from this statement shall be settled exclusively by Swedish courts.

Stockholm, 9 April 2015

Transmode AB (publ)

The Board of Directors

This statement has also been drafted in a Swedish language version. In case of any discrepancies between the Swedish and the English text, the Swedish text shall prevail.

Transmode discloses the information provided herein pursuant to the Swedish Securities Market Act and the Takeover Rules. The information was submitted for publication on 9 April 2015 at 07:45 CET.

For more information please contact:

Helena Stångberg

Telephone: +46 709 71 12 53

Email: Helena.stangberg@halvarsson.se

About Transmode

Transmode is a global provider of packet-optical networking solutions that enable fixed line and mobile network operators to cost effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Transmode’s solutions are designed to increase the capacity, flexibility and functionality of metro and regional networks and are based on Wavelength Division Multiplexing (WDM) and transport technologies such as Ethernet. Transmode’s Native Packet Optical 2.0 architecture gives customers key advantages such as cost efficient Ethernet services, ultra-low latency, low power consumption and future proof network design.

Transmode is headquartered in Stockholm, Sweden and is listed on the NASDAQ OMX Stockholm Exchange (TRMO). Since 2000 the company has installed more than 50,000 systems for over 650 fixed and mobile network operators, service providers, large enterprises and public institutions in over 50 countries across the globe.

For additional information about Transmode, please visit www.transmode.com.

Important Information

The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the Offer for shares of Transmode described in this communication has not commenced.

In connection with the proposed combination of Infinera and Transmode, an offer document related to the Offer will be filed with and published by the Swedish Financial Supervisory Authority (the “SFSA”). In addition, Infinera intends to file a Registration Statement on Form S-4 with the SEC. Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available, as well as other documents filed with the SEC and with the SFSA, because they will contain important information about the transaction. Infinera may not exchange the common stock referenced in the preliminary prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge from Infinera’s website (www.infinera.com) under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website.

LENNER & PARTNERS

Stockholm 9 April 2015

To the Board of Transmode AB (publ)

Infinera Corporation (“Infinera”) has on 9 April 2015 announced a public offer to the shareholders of Transmode AB (“Transmode”) to tender all their shares in Transmode to Infinera.

The offer consideration values each Transmode share at SEK 109.001 and the total offer value represents approximately SEK 3,020 million2. The total offer consideration is a mixture of new shares of common stock in Infinera and cash (the “Offer”). Infinera is offering each Transmode shareholder in respect of approximately 72.48 percent of the Transmode shares tendered approximately 0.6492 Infinera shares per Transmode share and in respect of the remaining approximately 27.52 percent of the Transmode shares tendered in cash. Accordingly, for every 10 Transmode shares tendered, each Transmode shareholder will receive SEK 300 in cash and approximately 4.705 Infinera Shares. If Transmode pays dividends or other value transfers to shareholders prior to closing, the cash portion of the Offer will be reduced accordingly. The Offer is among other things conditional on the Offer being accepted to such extent that Infinera becomes the owner of shares in Transmode representing more than 90 percent of the total number of shares in Transmode and that all regulatory approvals are obtained.

Transmode’s largest shareholder, Pod Investment AB has on certain terms, agreed to tender all of its shares in the Offer.

The Board of Transmode has engaged Lenner & Partners Corporate Finance AB (“Lenner & Partners”) to provide an opinion, a so called fairness opinion, regarding the Offer from a financial point of view for the shareholders in Transmode.

In the analysis of the Offer, Lenner & Partners has among other things reviewed:

•	the terms of the Offer and a draft of the press release regarding the announcement of the Offer;

•	publicly available information, such as annual reports, interim reports and broker reports regarding both Transmode and Infinera;

•	trading statistics, other financial and stock market related information concerning Transmode and Infinera and similar information for certain other comparable companies;

[1]	Based on USD 19.43, which was the closing price for Infinera Shares on 8 April 2015 (the last trading day prior to announcement of the Offer), and USD/SEK exchange rate of 8.6414, based on USD/SEK mid exchange rate published by the Swedish Central Bank (Sw. Riksbanken) on 8 April 2015.
[2]	Based on 27,709,236 outstanding shares in Transmode (i.e. excluding 79,440 own shares held in treasury by Transmode). The total Offer value corresponds to approximately USD 350 million, based on a USD/SEK exchange rate of 8.6414.

Lenner & Partners

Jakobsbergsgatan 7, S-111 44 Stockholm

+46 (0)8 54 50 61 00 +46 (0)8 54 50 61 02 (fax)

•	selected mergers and acquisitions that have been viewed to be comparable to the Offer;

•	internal forecasts and forward looking information regarding Transmode;

•	discussions with members of the management and the Board of Transmode and representatives for Transmode’s other advisors; and

•	internal reports and materials compiled by Transmode’s other advisors.

Lenner & Partners’ fairness opinion is based on several generally accepted valuation methods that are typically used in this type of analysis. The analyses have been produced solely to enable Lenner & Partners to provide the Board of Transmode with a fairness opinion whether or not the Offer is fair from a financial point of view.

Lenner & Partners’ assignment does not include commenting on any other potential transactions that could be more favourable for the shareholders of Transmode.

Lenner & Partners has not conducted a due diligence in order to control or verify the received information. Lenner & Partners has relied on the information received from Transmode and its advisors. The information is assumed to be true and fair and complete.

Lenner & Partners’ fairness opinion is based on current conditions and the information that has been received to date. A portion of the Offer consideration consists of newly issued Infinera shares to Transmode shareholders in exchange for their existing. Lenner & Partners’ fairness opinion does not include any assessment of what prices the Infinera share will trade at in the future or any future changes in currency rates. Lenner & Partners is not responsible for any events after the current date that could affect this fairness opinion and the assumptions on which the fairness opinion is based.

Lenner & Partners’ fairness opinion has been provided as information and documentation to the Board of Transmode. This fairness opinion is not a recommendation whether or not shareholders in Transmode should tender their shares in the Offer.

Lenner & Partners will be paid a fixed fee for this fairness opinion and the fee is not dependent on the outcome of the Offer.

Lenner & Partners has noticed the strong development of the share price of Infinera during the last six month-period. Brokers’ forecasts and assessments, that Lenner & Partners has reviewed, however support the current share price. Infinera’s large market capitalisation relative Transmode and good liquidity have also been noted, as well as the fact that an investment in the Infinera share means exposure to changes in the exchange rate between US dollar and Swedish krona.

Based on above and other circumstances, that Lenner & Partners considers being relevant, Lenner & Partners’ current opinion regarding the Offer is that it is fair from a financial point of view for the shareholders in Transmode.

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Swedish law is applicable on this Fairness Opinion.

Lenner & Partners Corporate Finance AB

/s/ Lars Lenner	/s/ Patrik Tillman
Lars Lenner	Patrik Tillman

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